Mail Stop 3561

March 29, 2007

Mr. Philip J. Schoonover
President and Chief Executive Officer
Circuit City Stores, Inc.
9950 Maryland Drive
Richmond, Virginia 23233

> **Re:** **Circuit City Stores, Inc.**
> **Form 10-K for Fiscal Year Ended February 28, 2006**
> **Filed May 15, 2006**
> **Form 10-Q for Fiscal Quarter Ended November 30, 2006**
> **Filed January 5, 2007**
> **File No. 1-5767**

Dear Mr. Schoonover:

We have reviewed your response letter dated March 16, 2007 and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended February 28, 2006

Consolidated Statements of Cash Flows, page 37

1. We note your response to comment 14 in our letter dated February 28, 2007. Given that the impact of the errors on reported cash flows is quantitatively material, please revise to correct the classification errors.

Note 1. Basis of Presentation, page 39

Reclassifications and Adjustments, page 39

2. We reviewed your response to comment eight in our letter dated February 28, 2007. Please disclose, where material, the effects of changes in accounting estimates and other unusual or infrequently occurring items recognized in each of the quarters reflected in quarterly financial data provided pursuant to Rule 302 of Regulation S-X. Please also

disclose changes in accounting estimates in future filings on Form 10-Q in accordance with paragraph 26 of APB 28 and paragraph (a)(5) of Rule 10-01 of Regulation S-X. In addition, please describe changes in accounting estimates and any unusual or infrequent events or transactions that materially affect the amount of reported income from continuing operations in Managements' Discussion and Analysis of Financial Condition and Results of Operations. Refer to Item 303 of Regulation S-K.

Note 19. Segment Information, page 56

3. We reviewed your responses to comments four and 16 in our letter dated February 28, 2007. Please tell us the aggregate amount of revenues derived from services and warranty sales for each year presented. Please also tell us the cost of services included in cost of sales, buying and warehousing for each year presented. In addition, please disclose revenues from each group of similar products and services based on the financial information used to produce your general purpose financial statements or tell us why disclosure of the information is impracticable or not required by paragraph 37 of SFAS 131.

Form 10-Q for Fiscal Quarter Ended November 30, 2006

Note 1. Basis of Presentation, page 6

4. We reviewed your response to comment 17 in our letter dated February 28, 2007. Please disclose in appropriate detail the nature and amount of any adjustments other than normal recurring adjustments entering into the determination of operating results. Refer to paragraph (b)(8) of Rule 10-01 of Regulation S-X.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments. Please submit your response letter as a correspondence file on EDGAR.

You may contact Staff Accountant Ta Tanisha Meadows at (202) 551-3322, or in her absence, me at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

William H. Thompson
Branch Chief